

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Gabriel Blasi
Chief Financial Officer
IRSA Inversiones Y Representaciones Sociedad Anonima
Bolivar 108
(C1091AAQ)Buenos Aires, Argentina

Re: **IRSA Inversiones Y Representaciones Sociedad Anonima**
Form 20-F for the fiscal year ended June 30, 2009
File No. 1-13542

Dear Mr. Blasi:

We have reviewed your response letter filed on June 30, 2010 and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2009

Financial Statements of IRSA Inversiones y Representaciones S.A. ("IRSA")

Notes to the Consolidated Financial Statements

29. Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods, page F-65

General

1. We note your response to prior comment 2 and your indication that the Company's allowance for losses includes an asset-specific component and a general component. If you combine these testing components such that it is your policy to subject larger balance non-homogeneous accounts and mortgage receivables not determined to be impaired under a loan specific analysis to a general loan loss analysis, then please enhance your disclosure to clarify that this is the case. If this is not the case, then please tell us with a significant level of specificity the types of procedures you perform on each of your larger balance non-homogeneous accounts and mortgage receivables to determine if the loans are impaired. In your response, please address the minimum frequency that each loan is reviewed for impairment, the specifics of the loan considered (e.g., location, property type, geographic consideration, financial strength of debtor, etc.), procedures related to valuing the mortgage loan collateral, procedures related to estimating cash flows, and consideration of general market conditions.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant